Exhibit 99.2

Rights Offering to Holders of

BioNTech SE

American Depositary Shares

July 28, 2020

To: Brokers and other securities intermediaries holding American Depositary Shares representing ordinary shares of BioNTech SE on behalf of clients

On behalf of BioNTech SE (the “Company”), in connection with the offering (the “Rights Offering”) by the Company to (i) holders of its ordinary shares, of rights to subscribe for new ordinary shares (the “ordinary share rights”), and (ii) holders of American Depositary Shares representing its ordinary shares (the “ADSs”), of rights to subscribe for new ADSs (the “ADS rights”), you are being requested to contact clients for whom you hold ADSs to obtain instructions with respect to the exercise of their ADS rights. The Company has made arrangements with The Bank of New York Mellon, as ADS rights agent, to make available the ADS rights to holders of ADSs as of 5:00 p.m. (New York City time) on July 24, 2020 (the “ADS record date”) upon the terms set forth in the Prospectus (as defined below). Your prompt attention is requested, as the ADS subscription period expires at 12:01 a.m. (New York City time) on August 14, 2020 (the “ADS rights expiration date”).

The Rights Offering is being made pursuant to the Company’s effective registration statement on Form F-1 on file with the U.S. Securities and Exchange Commission (the “SEC”), including the prospectus, dated July 23, 2020 (the “Prospectus”).

The Company requests that you alert your clients who own ADSs as of the ADS record date to the Rights Offering and inform them where a Prospectus is available. We enclose a form of letter that we suggest you use to notify your clients. The Prospectus is available by contacting the information agent, Georgeson LLC, at the address below. The Prospectus and form letter are also available by visiting the EDGAR system of the SEC at its website at www.sec.gov/edgar.shtml. Please note that the Company does not expect to mail copies of the Prospectus to you or your clients.

The CUSIP No. for the Company’s ADSs is 09075V102, and the ADSs are listed on the Nasdaq Global Select Market under the symbol “BNTX”. DTC will be credited with the ADS rights on or about July 27, 2020.

ADS RIGHTS NOT EXERCISED PRIOR TO 12:01 A.M. (NEW YORK CITY TIME) ON AUGUST 14, 2020 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

For a complete description of the terms and conditions of the offering and the procedures for exercise of ADS rights, please refer to the Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus will govern. Any terms used but not defined herein will have the meaning given to such terms in the Prospectus.

Questions regarding the issuance of the ADS rights and the offer to subscribe for new ADSs should be directed to the information agent, Georgeson LLC, phone number 1-888-219-8320 (U.S.) or 1-781-575-2137 (international) toll-free.

Exercise of ADS Rights

Holders of ADSs will receive one ADS right for every ADS held as of the ADS Record Date. 31 ADSs right will entitle the holder to subscribe for one new ADS at $93.00 per new ADS. Fractional ADS rights will not be issued. To validly subscribe for new ADSs, holders of ADSs will need to pay to the ADS rights agent $93.00 for each new ADS he/she wishes to subscribe for.

No Exchange of ADS rights for Ordinary Share Rights

ADS rights may not be surrendered for delivery of ordinary share rights, and ordinary share rights may not be deposited for delivery of ADS rights.

Exercise through DTC

ADS rights received through DTC can only be exercised through the applicable function of the DTC system. Payment for new ADSs subscribed must be received by the ADS rights agent via DTC prior to the ADS rights expiration date. Any exercise of ADS rights is irrevocable and may not be cancelled or modified.

Unexercised ADS Rights

If ADS rights are not exercised prior to the ADS rights expiration date, such ADS rights will become void and will have no further value. Accordingly, ADS rights holders will not receive any value or proceeds with respect to unexercised rights.

Non-transferability of ADS Rights

ADS rights are not transferable and any purported transfer of ADS rights will be null and void.

No Revocation or Change

All exercises of ADS rights are irrevocable, subject to applicable law, even if ADS holders later learn information that they consider to be unfavorable to the exercise of ADS rights. Holders of ADS rights should not exercise such rights unless they are certain that they wish to purchase the ADSs at the ADS subscription price set forth above.

Offers and Sales in Certain Jurisdictions

The offer and sale of the new ordinary shares and new ADSs in this offering to persons located or resident in jurisdictions other than the United States may be restricted or prohibited by the laws of the relevant jurisdiction. The Company will not knowingly credit ADS rights or sell any new ADSs to investors in any jurisdiction in which it would be illegal to do so, or where doing so would trigger any prospectus, registration, filing or approval requirement. The Company reserves absolute discretion in determining whether any holder of ADSs located or resident outside the United States may participate in this offering. In particular, ADS rights may not be exercised by or on behalf of any person located in the European Economic Area (EEA) who is not a qualified investor as such term is defined in the EU Prospectus Regulation (Regulation (EU) 2017/1129) (“EU Qualified Investor”). Please do not contact or accept any subscriptions on behalf of any client who is located in the EEA and not an EU Qualified Investor.

Clients who subscribe for ADSs will confirm that if such client is located or resident in the EEA, such client is an EU Qualified Investor.